Exhibit 21

Significant Subsidiaries of Wal-Mart Stores, Inc.

The following list details certain of the subsidiaries of Wal-Mart Stores, Inc. Subsidiaries not included in the list are omitted because, in the aggregate, they are insignificant as defined by Item 601(b)(21) of Regulation S-K.

Subsidiary	Organized or Incorporated	Percent of Equity Securities Owned	Name Under Which Doing Business Other Than Subsidiary's
Wal-Mart Stores East, LP	Delaware, U.S.	100%	Wal-Mart
Wal-Mart Property Company	Delaware, U.S.	100%	NA
Wal-Mart Real Estate Business Trust	Delaware, U.S.	100%	NA
ASDA Group Limited	England	100%	ASDA/Wal-Mart